SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

PUBLICLY LISTED COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) informs its shareholders and the market in general, pursuant to Resolution No. 44 of the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – "CVM"), of August 23, 2021, that the Board of Directors of Eletrobras has approved, on this date, the following transactions:

1)	the acquisition by its subsidiary Centrais Elétricas do Norte do Brasil S.A.(“Eletronorte”), through the Purchase and Sale of Shares and Other Covenants Agreement (Contrato de Compra e Venda de Ações e Outras Avenças – "CCVA"), of 24.5% of the total and voting capital stock of Energética Águas da Pedra S.A. – EAPSA (UHE Dardanelos), held by the subsidiary Companhia Hidro Elétrica do São Francisco S.A. (“Chesf”), in addition to 22,675 shares of Afluente Transmissão de Energia Elétrica S.A. (“Neonergia Afluente T”), 95,981 shares of Companhia de Eletricidade do Estado da Bahia Coelba (“Neoenergia Coelba”) and 58,460 shares of Companhia Energética do Rio Grande do Norte Cosern (“Neoenergia Cosern”), held by Chesf.

2)	the acquisition by its subsidiary Eletronorte, through the CCVA, of 3,653 shares of Neoenergia Afluente T, 10,905 shares of Neoenergia Coelba and 6,568 shares of Neoenergia Cosern, held jointly by the subsidiaries Furnas Centrais Elétricas S/A (“Furnas”) and Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil (“CGT Eletrosul”).

3)	the conditions of the transactions described in items 1 and 2 above will be disclosed pursuant to the provisions of CVM Resolution No. 80 of March 29, 2022, within 7 business days from the execution of the CCVA.

4)	the transactions mentioned in items 1 and 2 were agreed upon with the purpose of consolidating Eletronorte's respective stakes, which enables the exchange transaction described in item 5 below.

5)	the execution of the Exchange of Shares and Other Covenants Agreement (Contrato de Permuta de Ações e Outras Avenças) between the subsidiary Eletronorte and Neoenergia S.A., whereby, with the required consenting and intervening parties, Neoenergia e Eletronorte agree to exchange the following equity interests (the "Transaction"):

5.1. Neoenergia transfers to Eletronorte in exchange: (i) common shares representing 50.56% of the total and voting capital stock of Teles Pires Participações S.A., whose equity value, as defined by mutual agreement between the parties, is R$ 327,953,113.06 (three hundred and twenty-seven million, nine hundred and fifty-three thousand, one hundred and thirteen reais and six cents); (ii) common shares representing 0.9% of the total and voting capital stock of Companhia Hidrelétrica Teles Pires, whose equity value, as defined by mutual agreement between the parties, is R$ 5,891,373.29 (five million, eight hundred and ninety-one thousand, three hundred and seventy-three reais and twenty-nine cents); and (iii) common shares representing 100% of the total and voting capital stock of Baguari I Geração de Energia Elétrica S.A. (leading consortium member and holder of 51% of the UHE Baguari Consortium), whose equity value, as defined by mutual agreement between the parties, is R$ 453,982,064.74 (four hundred and fifty-three million, nine hundred and eighty-two thousand, sixty-four reais and seventy-four cents) (together, the “Neoenergia Shares”).

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

5.2. Eletronorte transfers to Neoenergia in exchange: (i) common shares representing 49% of the total and voting capital stock of Energética Águas da Pedra S.A. – EAPSA (UHE Dardanelos), whose equity value, as defined by mutual agreement between the parties, is R$ 784,512,073.36 (seven hundred and eighty-four million, five hundred and twelve thousand, seventy-three reais and thirty-six cents); (ii) (a) 95,981 (ninety-five thousand, nine hundred and eighty-one) common shares, 10,885 (ten thousand, eight hundred and eighty-five) Class A preferred shares and twenty (20) Class B preferred shares issued by Neoenergia Coelba in the amount of R$ 2,598,041.06 (two million, five hundred and ninety-eight thousand, forty-one reais and six cents); (iii) (a) 46,654 (forty-six thousand, six hundred and fifty-four) common shares, 8,901 (eight thousand, nine hundred and one) Class A preferred shares and 9,473 (nine thousand, four hundred and seventy-three) Class B preferred shares issued by Neoenergia Cosern in the amount of R$ 603,760.69 (six hundred and three thousand, seven hundred and sixty reais and sixty-nine cents); and (iv) 26,328 (twenty-six thousand, three hundred and twenty eight) common shares issued by Neoenergia Afluente T in the amount of R$ 112,675.99 (one hundred and twelve thousand, six hundred and seventy-five reais and ninety-nine cents) (together, the “Eletronorte Shares”).

The Transaction as defined in item 5 above is in the amount of R$ 787,826,551.09 (seven hundred and eighty-seven million, eight hundred and twenty-six thousand, five hundred and fifty-one reais and nine cents), however, without cash inflow and outflow, and given the exchange of traded assets and its closing, the Transaction is subject to: (i) the fulfillment of certain conditions precedent customary to this type of transaction, including the applicable consents, such as regulatory consents, creditors consents and the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE consent; (ii) the execution of the aforementioned CCVAs; and (iii) the compliance with third-party preemptive rights.

Upon completion of the Transaction defined in item 5, Eletrobras will consolidate 872 MW of installed capacity, R$ 2,6 billion of net debt and obtain an estimated annual EBITDA increase of R$ 397.0 million approximately.

The transactions are in line with the strategic goal of rationalizing the stakes, as set forth in the Master Business and Management Plan (Plano Diretor de Negócios e Gestão – PDNG 2022-2026), and will result in the optimizations of Eletrobras' corporate structure, since Eletrobras' companies will no longer hold stakes in Neoenergia Afluente T, Neoenergia Coelba, Neoenergia Cosern and EAPSA, and will now hold 100% of Companhia Hidrelétrica Teles Pires and 66% of UHE Baguari Consortium.

The closing of the transactions is subject to obtaining the applicable consents, including regulatory consents, creditors consents and CADE consent. The Company will keep its shareholders and the market in general duly informed, under the provisions of the applicable regulations.

Rio de Janeiro, December 16, 2022.

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.